SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

June 7, 2023

VIA EDGAR

Mr. David Orlic

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 1175 to the Registration Statement on Form N-1A of BlackRock FundsSM (the “Trust”) on behalf of its series, BlackRock Sustainable Advantage Global Equity Fund

Dear Mr. Orlic:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 1175 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) on behalf of BlackRock Sustainable Advantage Global Equity Fund (the “Fund”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on June 7, 2023.

The Amendment is being filed for the purpose of (i) completing the information required to be provided in the Registration Statement and (ii) making certain other non-material changes which the Fund deemed appropriate.

The Amendment also includes interactive data format risk/return summary information in Inline XBRL that mirrors the risk/return summary information in the Amendment.

We have reviewed the Amendment and represent to the Securities and Exchange Commission that, to our knowledge, such Amendment does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Trust’s responses to the comments provided by Mr. David Orlic of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 19, 2023 and June 6, 2023 regarding the Trust’s Post-Effective Amendment No. 1163 to

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

June 7, 2023 Page 2

its Registration Statement filed with the Commission on March 3, 2023 pursuant to Rule 485(a) under the Securities Act. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Prospectuses

Comment 1:    Please provide the completed fee tables and expense examples for each share class of the Fund a week prior to the effectiveness of the Fund’s registration statement.

Response:       The completed fee tables and expense examples for Investor A Shares, Institutional Shares and Class K Shares of the Fund were provided supplementally to the Staff on May 31, 2023.

Comment 2:    In the fee tables relating to Institutional Shares, Investor A Shares and Class K Shares of the Fund, footnotes explain that BlackRock Advisors, LLC, as investment manager, has (i) contractually agreed to waive the management fee with respect to any portion of the Fund’s assets estimated to be attributable to investments in other equity and fixed-income mutual funds and exchange-traded funds managed by BlackRock or its affiliates that have a contractual management fee, through [    ], 20[    ], (ii) contractually agreed to waive its management fees by the amount of investment advisory fees the Fund pays to BlackRock indirectly through its investment in money market funds managed by BlackRock or its affiliates, through [    ], 20[    ], and (iii) contractually agreed to waive and/or reimburse fees or expenses in order to limit Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements (excluding Dividend Expense, Interest Expense, Acquired Fund Fees and Expenses and certain other Fund expenses) as a percentage of average daily net assets to [    ]% (for Investor A Shares), [    ]% (for Institutional Shares) and [    ]% (for Class K Shares) through [    ], 20[    ]. Please explain in correspondence whether each such contractual waiver/reimbursement agreement will last for at least one year.

Response:       The Fund’s disclosure has been revised to indicate that the expiration date for each such contractual waiver/reimbursement agreement is June 30, 2025, i.e., more than one year from the expected effective date of the Fund’s registration statement.

June 7, 2023 Page 3

Comment 3:    The Staff notes that the Fund’s name includes the term “Sustainable.” The Staff believes this word suggests a type of investment. Therefore, the Fund should include an 80% names rule policy that covers the term “Sustainable.”    Please revise. In telephonic comments provided to the Trust on June 6, 2023, the Staff reiterates its view that the Fund should include an 80% names rule policy that covers the term “Sustainable.”

Response:       The Fund respectfully declines to add an 80% policy in relation to the use of “Sustainable” in its name. Rule 35d-1 (the “Names Rule”) requires a fund to adopt an 80% investment policy in certain circumstances, including instances where the fund’s name suggests it focuses its investments in a particular type of investment, a particular industry or a particular country or geographic area, or instances where the fund’s name suggests it is exempt from certain taxes. The Fund believes that the use of “Sustainable” in its name does not fall into any of those categories, as the term “Sustainable” does not suggest a focus on any particular type of investment, industry, country, geographic area or tax status. Rather, the term “Sustainable” in the Fund’s name refers to the Fund’s investment strategies and process. The Fund believes this view is consistent with the adopting release for the Names Rule and the “Staff’s Frequently Asked Questions about Rule 35d-1” which clarify that the requirement to include an 80% investment policy does not apply to various terms in fund names that signify types of investment strategies as opposed to particular types of investments.

Comment 4:    Please confirm whether under normal circumstances derivatives are valued using the mark-to-market value (i.e., not notional value) for purposes of the Fund’s 80% test.

Response:       The Trust confirms that under normal circumstances the Fund intends to value derivatives using the mark-to-market value for purposes of its 80% test.

Comment 5:    The Staff notes that the Fund’s principal strategies and investment process sections include a screen to prevent the purchase of securities from issuers that derive revenue from the production of “controversial weapons.” Please consider adding disclosure to clarify what the Fund means by the term “controversial weapons.” In telephonic comments provided to the Trust on June 6, 2023, the Staff reiterates its view that the Fund should add clarifying disclosure in its Prospectuses regarding the term “controversial weapons.”

Response:       As disclosed in the Prospectus, the Fund relies on certain third-party ratings agencies for purposes of its screening criteria. The controversial weapons screen utilized by the Fund currently identifies companies that derive more than zero percent of revenue from cluster munitions, landmines, biological and chemical weapons, depleted uranium weapons, blinding laser weapons, incendiary weapons, and/or non-detectable fragments, as determined by a third-party agency’s methodology. The Fund does not believe that this level of detail is material to investors and respectfully declines to add disclosure to the Prospectus.

June 7, 2023 Page 4

Comment 6:    The Staff notes that the Fund’s principal investment strategies and investment process sections explain that the Fund “relies on one or more third party ratings agencies” to identify issuers for purposes of its screening criteria. Please amend the Fund’s disclosure to identify the primary providers the Fund intends to use. For each such provider, provide a brief description of the criteria and methodology it uses. In telephonic comments provided to the Trust on June 6, 2023, the Staff reiterates its view that the Fund should add additional disclosure regarding the third party ratings agencies used by the Fund.

Response:       The Fund respectfully declines to disclose the names and methodologies of the third-party ratings agencies that it uses in the Registration Statement. BlackRock does not believe that this information is material to investors and notes that the providers utilized may change over time. Moreover, BlackRock regularly utilizes data from other types of third-party research vendors outside of ESG criteria and does not disclose all such providers to investors.

*    *    *    *    *    *     *    *    *    *

Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Jesse C. Kean
Jesse C. Kean
cc:	Janey Ahn
Jessica Holly
Douglas E. McCormack